Mail Stop 4561

May 19, 2009

Brian H. Hajost, CEO
STEELCLOUD, Inc.
14040 Park Center Rd.
Herndon, VA 20171

> **Re:** **STEELCLOUD, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 22, 2009**
> **File No. 333-158703**

Dear Mr. Hajost:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. This appears to be self-underwritten offering; however, your disclosure throughout the prospectus assumes that you will receive the full amount of the offering. Please revise your disclosure to reflect the many scenarios that could result under your self-underwritten offering. At a minimum, revise your disclosure to show the impact of 10%, 25%, 50%, 75%, and 100% of the shares being sold. Please revise the prospectus cover page, the Use of Proceeds section, Dilution section, liquidity discussion in MD&A and other relevant sections accordingly.

Cover Page

2.   Please disclose on the cover page that there will be no minimum amount of shares sold in the offering. Clearly highlight that since there is no minimum amount of shares that must be sold, you may receive no proceeds or very minimal proceeds from the offering. Disclose whether proceeds from the sale will be placed in escrow. See Item 501(b)(8)(iii) of Regulation S-K. Please make similar revisions to your prospectus summary and other areas of your prospectus, as appropriate.

Risk Factors, page 6

3.   Please add a risk factor disclosing the risks associated with a self-underwritten offering.

Plan of Distribution, page 10

4.   We note your reliance upon Rule 3a4-1 in offering these securities through your executive officers. Please supplementally tell us whether any individual offering securities is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation. See Rule 3a4-1(a)(1) under the Exchange Act.

Description of Securities to be Registered

Warrants

Delivery of Certificate, page 11

5.   Your disclosure indicates that holders can exercise warrants in the absence of an effective registration statement. Please explain how issuing shares upon the exercise of warrants will be exempt from registration if your registration statement is not then effective. Also explain your reference to paragraph (k) of Rule 144, which we note was removed in SEC Release 33-8869.

Additional Provisions, page 12

6.   We note your disclosure that you intend to file the form of warrant as an exhibit to a Form 8-K that you will incorporate by reference into the registration statement. Please tell us when you intend to file this Form 8-K, or file the form of warrant as an exhibit to your amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

7.   We note your disclosure that your cash and cash equivalents as of January 31, 2009 will only fund operations for 90 days from March 17, 2009. In addition, you disclose that you presently do not have any external sources of working capital. Please disclose the current monthly or quarterly rate at which you use cash in your operations. In quantitative terms, disclose your estimate of the minimum amount of capital you will need to fund expected operations over the next 12 months. Discuss how you plan to obtain capital resources in that amount, and describe the potential impact on you if you are unable to obtain such funds. Please also revise your appropriate risk factor disclosure to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

Part II. Information not Required in Prospectus

Item 16. Exhibits, page II-3

Exhibit 5.1

8.   Counsel must opine on the legality of the warrants being registered. Please file a revised opinion that opines as to whether the warrants are binding obligations under the state contract law governing the warrant agreement.

Item 17. Undertakings, page II-5

9.   You appear to have omitted information with respect to the public offering price in reliance upon Rule 430A of the Securities Act of 1933. Please advise, therefore, why you have included the Rule 430C undertaking provided in Item 512(a)(5)(ii) rather than the Rule 430A undertaking provided in Item 512(i). Please also include the undertaking provided in Item 512(h).

Signatures, page II-7

10.   We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended filing. If Kevin Murphy, your CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instruction 1 to the Signatures section of Form S-1.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3456. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter have any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: <u>Via Facsimile (212) 980-5192</u>
        Jay Kaplowitz, Esq.
        Gersten Savage LLP